                                                                 Exhibit (a)(9)
                                 JLKDirect Logo

                                   SUPPLEMENT
                                     TO THE
                           OFFER TO PURCHASE FOR CASH
                 ALL OUTSTANDING SHARES OF CLASS A COMMON STOCK

                                       OF

                          JLK DIRECT DISTRIBUTION INC.

                                       AT

                              $8.75 NET PER SHARE

     Our offer and your right to withdraw your shares will expire at 12:00 midnight, Eastern time, on November 15, 2000, unless the offer is extended.

     Our offer is being made pursuant to a merger agreement, dated as of September 8, 2000, among JLK Direct Distribution Inc., Kennametal Inc. and Pegasus Acquisition Corporation. The JLK board of directors, based on the unanimous recommendation of an independent special committee of the board: (1) unanimously adopted and approved the merger agreement and the transactions contemplated thereby, including this offer and the merger; (2) determined that the terms of the offer and the merger are in the best interests of JLK and fair to the public shareowners; and (3) recommends that the public shareowners accept the offer and tender their shares in the offer.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE CONTAINED IN THIS OFFER DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES IN THIS OFFER. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS SUPPLEMENT AND OUR OFFER TO PURCHASE DATED OCTOBER 3, 2000 OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFER OTHER THAN THOSE CONTAINED IN THIS SUPPLEMENT, OUR OFFER TO PURCHASE DATED OCTOBER 3, 2000 AND THE RELATED LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR GIVES ANY INFORMATION OR REPRESENTATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, INFORMATION OR AUTHORIZATION AS HAVING BEEN AUTHORIZED BY US.

     If you have any questions or need assistance, you should contact ChaseMellon Shareholder Services, L.L.C., which is the information agent for this offer, at its address and telephone numbers on the back cover of this document.

November 7, 2000

To the holders of Class A Common Stock of JLK Direct Distribution Inc.:

     JLK Direct Distribution Inc. has offered to purchase all the outstanding shares of its Class A Common Stock for $8.75 net per share, in cash, without interest, in accordance with the terms set forth in JLK's Offer to Purchase dated October 3, 2000 (the "Offer to Purchase"). This Supplement amends, updates and/or supplements the information contained in the Offer to Purchase. Capitalized terms used but not otherwise defined in this Supplement have the meanings set forth in the Offer to Purchase. This Supplement should be read in conjunction with the Offer to Purchase. The terms and conditions set forth in the Offer to Purchase and the Letter of Transmittal previously mailed to shareowners remain applicable in all respects to the Offer other than the Expiration Date, which has been extended to 12:00 midnight, Eastern time, on November 15, 2000. JLK, in its sole discretion, but subject to the terms of the Merger Agreement, may extend, delay, terminate or amend the Offer. Any such extension, delay, termination or amendment will be followed, as promptly as practicable, by public announcement thereof, with such announcement in the case of an extension to be made no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14e-l of the Exchange Act.

     SHAREOWNERS ARE URGED TO READ THIS SUPPLEMENT, THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CAREFULLY BEFORE DECIDING WHETHER TO TENDER THEIR SHARES.

     Tendering Shareowners may continue to use the Letter of Transmittal and Notice of Guaranteed Delivery previously distributed with the Offer to Purchase to tender Shares. Copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be obtained from the information agent, whose contact information is set forth on the back cover of this Supplement. Shareowners should follow the procedures for tendering Shares set forth in "The Offer -- 3. Procedures for Accepting the Offer and Tendering Shares" of the Offer to Purchase.

     SHAREOWNERS WHO HAVE PREVIOUSLY VALIDLY TENDERED SHARES PURSUANT TO THE OFFER AND HAVE NOT PROPERLY WITHDRAWN SUCH SHARES HAVE VALIDLY TENDERED SUCH SHARES FOR PURPOSES OF THE EXTENDED OFFER AND NEED NOT TAKE ANY FURTHER ACTION IN ORDER TO RECEIVE THE OFFER PRICE OF $8.75 PER SHARE.

                                  INTRODUCTION

     This section entitled "INTRODUCTION" in the Offer to Purchase is amended as follows:

     The third sentence of the fifth full paragraph, which appears on page 1 of the Offer to Purchase, is amended and restated in its entirety as follows:

          "In the Merger, each outstanding Share, other than Shares owned by Kennametal, Pegasus or JLK and Shares held by shareowners who perfect their appraisal rights under Pennsylvania law, including the unaffiliated public shareowners (the "Public Shareowners"), will be converted into the right to receive $8.75 net in cash, without interest (the "Merger Consideration").

                                SPECIAL FACTORS

1.  BACKGROUND OF THE TRANSACTION:

     The subsection entitled "1. Background of the Transaction" in the section entitled "SPECIAL FACTORS" in the Offer to Purchase is amended as follows:

     The first paragraph of subsection 1 (which appears as the first paragraph on page 3 of the Offer to Purchase) is amended and restated in its entirety to read as follows:

          "JLK has been a subsidiary of Kennametal since JLK's formation in 1997. Kennametal currently owns approximately 83% of the equity of JLK. In late 1997, Kennametal completed a debt financed billion dollar acquisition of Greenfield Industries Inc., a large North American manufacturer of consumable rotary metalcutting tools. Thereafter, Kennametal suffered a substantial decline in earnings for its first full fiscal year following this acquisition, which ended on June 30, 1999. During the summer of 1999, Kennametal conducted a strategic review of all of its business operations and business units as part of its effort to improve earnings and balance sheet flexibility and revitalize sales growth. As a result of this review, Kennametal decided to refocus its efforts and resources on its historic core business as a technological innovator and manufacturer of consumable tooling and tooling solutions for the metalworking and other industries, rather than the distribution business conducted by JLK. Thus, Kennametal came to the conclusion that it may not be the best owner of JLK and announced on November 17, 1999 that it had retained Goldman, Sachs & Co. ("Goldman Sachs") to explore strategic alternatives for Kennametal's interest in JLK, including a possible divestiture."

     The fourth paragraph of subsection 1 (which appears as the fourth paragraph on page 3 of the Offer to Purchase) is amended and restated in its entirety to read as follows:

          "Based on the preliminary indications of interest which Kennametal received, Kennametal selected six of the ten prospective buyers in February and March 2000 who had submitted the highest indications of interest to proceed to the next stage of the sales process of performing due diligence on JLK by meeting with its management and reviewing documents in a data room. Among these six prospective buyers, the lowest submitted price in the preliminary indications of interest was contained in a submitted indicated price range of $11.75 to $13.25 per Share and the highest submitted price in the preliminary indications of interest was contained in a submitted indicated price range of $14.00 to $16.00 per Share. These potential bidders were also provided by Kennametal with forms of transaction documents. The forms of transaction documents included a form of a new product supply agreement that Kennametal was willing to enter into to replace its existing product supply agreement with JLK which would be terminated as provided in the existing agreement upon the change in control of JLK by Kennametal. The form of new product supply agreement would continue to require Kennametal to sell and JLK to purchase Kennametal products, with prices set forth at an overall level that Kennametal believed would be more favorable to JLK than those available to JLK's competitors. The potential bidders were invited to submit by March 27, 2000 final and binding bids, including mark-ups of the forms of transaction documents. Kennametal expected to choose a winning bidder and present that person's proposal to acquire all of JLK to the Special Committee. Kennametal also expected following receipt of the final bids to negotiate the transaction documents including the new product supply agreement.

     The seventh paragraph of subsection 1 (which appears as the second full paragraph on page 4 of the Offer to Purchase) is amended and restated in its entirety to read as follows:

          "Kennametal then considered with its financial and legal advisors over the course of several weeks seven different alternatives: (1) leave JLK as an independent public company and assist its board of directors to improve the performance of JLK's businesses and after its financial performance improved consider other strategic alternatives for Kennametal's investment in JLK; (2) buy-in the public minority shares and directly focus on improving the performance of JLK's businesses and after its financial performance improved consider other strategic alternatives for Kennametal's investment in JLK; (3) dividend all of Kennametal's shares in JLK to Kennametal's shareowners in a tax-free spinoff; (4) have Kennametal lead a "going private" leveraged or strategic buy-out of JLK by agreeing to retain a 49% interest and finding investors willing to own 51% of JLK; (5) conduct a new mini-sales process with a selected number of the potential strategic industrial companies who had been previously identified during the sales process but had not submitted a preliminary indication of interest to see if a buyer could be found from among them for JLK or for any of its businesses; (6) approach the prospective financial buyer who was the last person to withdraw and attempt to persuade it to reverse its decision not to submit a final bid; and (7) find a joint venture partner who would acquire an interest in JLK and assist in improving the performance of its businesses. In connection with the fifth alternative, Kennametal did not consider resoliciting the financial buyers who had been identified but had not proceeded to the final stage of the sales process (including the four persons, all of whom were financial buyers, who had submitted preliminary indications of interest but were not selected by Kennametal to proceed). Kennametal believed it unlikely that a new group of financial buyers after performing due diligence would submit binding bids because four of the six persons in the final stage of the sales process had been financial buyers and Kennametal thought that persons who are financial buyers use similar criteria in evaluating acquisitions."

2.  RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE JLK BOARD:

     The subsection entitled "2. Recommendation of the Special Committee and the JLK Board" in the section entitled "SPECIAL FACTORS" in the Offer to Purchase is amended as follows:

     The factor entitled "(2) Market Price and Premium" under the subtitle "(a) Special Committee" which appears on page 8 of the Offer to Purchase is amended and restated in its entirety to read as follows:

      "(2) Market Price and Premium. The Special Committee considered the historical market and recent trading activity of the Shares, including the fact that the $8.75 per Share cash consideration represents a premium of (i) approximately 39% over the $6.3125 per Share closing price on the New York Stock Exchange on September 7, 2000, the last full trading day before the Special Committee met to determine the final terms of the Merger Agreement, (ii) approximately 51% over the $5.8125 per Share closing price on the NYSE on July 20, 2000, the last full trading day before the public announcement of Kennametal's proposal to acquire the minority shares of JLK and (iii) approximately 74% over the $5.0156 per Share closing price average on the NYSE over the 20 trading days prior to the July public announcement of Kennametal's proposal. The Special Committee did not give significant consideration to the trading activity of the Shares prior to June 2000 for the following reasons: the belief that Kennametal's announcement in November 1999 of its intention to sell JLK, and the market's anticipation of a possible sale of JLK, caused an increase in the market price of the Shares (rather than a higher intrinsic value for the Shares) until the announcement of the failed sales process in May 2000; the belief that the investment community had a much more positive perception of JLK prior to (i) the announcement of the failed sales process (May 2000), (ii) the developments with respect to conducting a search for a new chief executive officer for JLK (May 2000) and (iii) the preannouncement of lower than expected operating results (June 2000); and the fact that the need to address significant operational problems to improve JLK's financial performance did not arise until after May 2000."

     The factor entitled "(7) Opinion of the Special Committee's Financial Advisor" under the subtitle "(a) Special Committee" which appears on page 9 of the Offer to Purchase is amended and restated in its entirety to read as follows:

      "(7) Opinion of the Special Committee's Financial Advisor. The Special
           Committee considered the opinion of CIBC World Markets, dated September 8, 2000, to the Special Committee as to the fairness, from a financial point of view and as of that date, of the $8.75 per Share cash consideration to be received in the Offer and the Merger by the holders of Shares, as described below under "Special Factors -- 3. Opinion of the Special Committee's Financial Advisor." The Special Committee has adopted the conclusion and analyses of CIBC World Markets set forth in its opinion and financial presentation delivered to the Special Committee on September 8, 2000 and filed with the SEC as an exhibit to the Schedule TO filed by JLK, Kennametal and Pegasus, as described in "Special Factors -- 3. Opinion of the Special Committee's Financial Advisor."

     The last paragraph of the subtitle "(a) Special Committee" which appears on page 9 of the Offer to Purchase is amended and restated in its entirety (including the addition of a new paragraph) to read as follows:

          "In addition to the factors listed above, the Special Committee considered the fact that the consummation of the Offer and the Merger would eliminate the possibility of Public Shareowners from participating in any future growth in the value of JLK. The Special Committee concluded that this loss of opportunity was appropriately reflected in the $8.75 per Share to be paid in the Offer and the Merger. The Special Committee did not consider the liquidation value of JLK because it did not consider liquidation to be a proper method of valuation for JLK, especially in light of the failed sales process and the problems in JLK's businesses. The Special Committee also did not consider the book value of JLK to be a meaningful indicator of the fair value of the Shares. Although the Offer Price is less than JLK's book value per Share at June 30, 2000, once goodwill is factored out, the book value of JLK falls far below the Offer Price per Share, to $7.07 per Share. Finally, the Special Committee believes that the financial analyses performed by its financial advisor in connection with the Offer and the Merger were more reflective of the fair value of the Shares than the net book value of the Shares or a liquidation valuation of JLK because the Special Committee believes that these analyses better reflect the realities of the market in terms of JLK's value.

          In reaching its decision as to the fairness of the Offer and the Merger, the Special Committee was aware of the possible conflicts of interest of certain directors and members of management of both JLK and Kennametal discussed below under "Special Factors -- 7. Interests of Certain Persons in the Offer and the Merger; Relationship with Kennametal." After considering these conflicts of interest and the fact that neither the Offer nor the Merger is structured so that approval of at least a majority of the Public Shareowners is required, the Special Committee nevertheless concluded that the proposed transaction is procedurally fair to the Public Shareowners for the reasons stated above."

     The first full paragraph under the subtitle "(b) The JLK Board of Directors" on page 10 of the Offer to Purchase is amended and restated in its entirety (including the addition of a new paragraph) to read as follows:

          "In reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, the full JLK Board (i) considered, adopted and relied upon the conclusions and the unanimous recommendation of the Special Committee that the full Board approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the considerations and factors referred to above as having been taken (or not taken) into account by the Special Committee, and (ii) considered the Board's own familiarity with JLK's business, financial condition and prospects. In addition, the JLK Board has adopted the conclusion and analyses of CIBC World Markets set forth in its opinion, dated September 8, 2000, to the Special Committee and its financial presentation delivered to the Special Committee on September 8, 2000. Further, the members of the JLK Board, including the members of the Special Committee, believe that the Offer and the Merger are procedurally fair to the Public Shareowners because, among other things: (i) the Special Committee consisted of independent directors appointed by the Board to represent the interests of JLK and the Public Shareowners; (ii) the Special Committee retained legal and financial advisors to assist it in evaluating and negotiating the proposed transaction, including the terms of the Merger Agreement; (iii) of the nature of the deliberations pursuant to which the Special Committee evaluated the Offer and the Merger; (iv) the $8.75 per Share cash consideration and the other terms and conditions of the Merger Agreement resulted from active arm's-length negotiations between the Special Committee and Kennametal (and their respective advisors); and (v) the appointment of a special committee is a commonly used mechanism to protect the interests of minority shareholders in transactions of this type. The JLK Board believes that the Special Committee, with its advisors, effectively represented the interests of the Public Shareowners and accordingly did not retain unaffiliated representatives to act on behalf of the Public Shareowners. In addition, the Offer and the Merger were approved by the unanimous vote of the JLK directors who are not employees of JLK.

          The JLK Board also recognized that neither the Offer nor the Merger is structured so that approval of at least a majority of the Public Shareowners is required, and that Kennametal currently has sufficient voting power to approve the Merger without the affirmative vote of any other shareowner of JLK. The JLK Board believes that the Merger is procedurally fair without this condition because the interests of the Public Shareowners were fully represented by the Special Committee, which was charged with ensuring that the transaction was fair to the Public Shareowners."

3.  OPINION OF THE SPECIAL COMMITTEE'S FINANCIAL ADVISOR:

     The subsection entitled "3. Opinion of the Special Committee's Financial Advisor" in the section entitled "SPECIAL FACTORS" in the Offer to Purchase is amended as follows:

     The third full paragraph captioned "Miscellaneous" on page 14 of the Offer to Purchase is amended and restated in its entirety to read as follows:

          "MISCELLANEOUS. JLK has agreed to pay CIBC World Markets upon delivery of its opinion an aggregate fee of $1.2 million. JLK also has agreed to indemnify CIBC World Markets and related parties, to the full extent lawful, from and against liabilities, including liabilities under the federal securities laws, incurred in connection with CIBC World Markets' engagement. CIBC World Markets has performed investment banking and other services in the past for JLK in connection with JLK's initial public offering, and for Kennametal in connection with two prior transactions and other financial advisory matters, and currently is assisting Kennametal in its stock repurchase program, for which services CIBC World Markets has received, and will receive, compensation. During the two years preceding the date hereof, CIBC World Markets has received fees totaling approximately $525,000 in the aggregate for services rendered to Kennametal. Other than in connection with its engagement to act as financial advisor to the Special Committee in connection with the Offer and the Merger, CIBC World Markets has not provided services to JLK during the past two years. In addition, Canadian Imperial Bank of Commerce, an affiliate of CIBC World Markets, is one of the lenders under Kennametal's syndicated credit facility and also provides a foreign currency loan to Kennametal."

6.  PLANS FOR JLK AFTER THE OFFER AND THE MERGER:

     The subsection entitled "6. Plans for JLK After the Offer and the Merger" in the section entitled "SPECIAL FACTORS" in the Offer to Purchase is amended as follows:

     The first paragraph of subsection 6 (which appears as the third full paragraph on page 16 of the Offer to Purchase) is amended and restated in its entirety to read as follows:

          "Following the consummation of the Offer and the Merger, it is currently expected that the business and operations of the Surviving Corporation will be continued substantially as they are currently being conducted by JLK and its subsidiaries. However, Kennametal expects to implement a recovery plan for JLK, including the hiring of a new chief executive officer who may make other changes in its management, the consolidation of warehouses and call centers and the closing of underperforming stores.

     In addition, JLK is considering strategic alternatives for its two subsidiaries, Strong Tool Company and Abrasive & Tool Specialties Company, including the possible divestiture of these two businesses. In fiscal year 2000, these two businesses represented approximately $90 million in sales. Except as otherwise indicated in this Offer to Purchase or as contemplated by the Merger Agreement, Kennametal does not have any present plans or proposals involving JLK that relate to or would result in an extraordinary corporate transaction such as a merger, reorganization or liquidation, or a sale or transfer of a material amount of JLK's assets, or any material change in JLK's present dividend policy, indebtedness or capitalization, or any other material change in JLK's corporate structure or business. However, Kennametal does not consider JLK to be a core business. In addition, from time to time, Kennametal has received, and may continue to receive, unsolicited indications of interest or proposals to purchase all or portions of JLK. Following the Merger, Kennametal anticipates again reviewing at some time in the future (most likely following the improvement of the financial performance of JLK's businesses) its strategic alternatives for JLK, including the possible divestiture of all or portions of JLK to one or more third parties. Kennametal may also decide to combine portions of JLK with its other divisions or subsidiaries."

7.  INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER; RELATIONSHIP WITH
KENNAMETAL:

     The subsection entitled "7. Interests of Certain Persons in the Offer and the Merger; Relationship with Kennametal" in the section entitled "SPECIAL FACTORS" in the Offer to Purchase is amended as follows:

     The paragraph captioned "Special Committee" of subsection 7 (which appears as the sixth full paragraph beginning on page 17 and ending on page 18 of the Offer to Purchase) is amended and restated in its entirety to read as follows:

          "Special Committee. Mr. Elson, who is retired, was a co-founder of J&L America, Inc., d/b/a J&L Industrial Supply ("J&L"), a subsidiary of JLK, and served as its President from July 1996 until June 1997. He also served as a Vice President of Kennametal from when it acquired J&L in 1990 to August 1994. Mr. Elson holds options granted in 1997 by JLK to acquire 15,000 Shares at $20 per Share and 6,600 stock credits under JLK's deferred fee plan (the "Deferred Fee Plan") for outside directors, which permits directors to defer payment of directors fees that will be paid later in Shares. Mr. Elson also owns 3,000 shares of Kennametal common stock. Mr. Elson will be paid $25,000 for his service on the Special Committee and $100,000 for his service as a member of the Executive Office of JLK. Mr. Boetticher holds options granted in 1997 by JLK to acquire 15,000 Shares at $20 per share. In May 2000, Mr. Boetticher as partial consideration for his serving as Chair of the Executive Office of JLK, was granted by JLK options to acquire 60,000 Shares at $7.09375 per share and a restricted stock award of 15,000 Shares. The 15,000 Shares awarded to Mr. Boetticher were subject to a forfeiture right of JLK to reacquire these Shares for no consideration if he failed to remain in JLK's service through January 1, 2001. In the Merger, JLK's right to reacquire these Shares will terminate and Mr. Boetticher will receive the Offer Price for each of these Shares. Mr. Boetticher was also granted in May 2000 by Kennametal options to acquire 25,000 shares of Kennametal's common stock. Mr. Boetticher subsequently declined the Kennametal stock options. Mr. Boetticher will also be paid $250,000 for his service as the Chair of the Executive Office. In addition, Mr. Boetticher will be paid $25,000 for his service on the Special Committee."

                                   THE OFFER

9.  CONDITIONS TO THE OFFER:

     The subsection entitled "9. Conditions to the Offer" in the section entitled "THE OFFER" in the Offer to Purchase is amended as follows:

     The lead-in sentence of the second paragraph of subsection 9 (which appears as the fifth full paragraph on page 47 of the Offer to Purchase) is amended and restated in its entirety to read as follows:

          "Second, notwithstanding any other term of the Offer or the Merger Agreement, JLK will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to JLK's obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer, if on or after September 8, 2000, and prior to the expiration of the Offer, any of the following events shall occur and remain in effect:"

10.  LEGAL MATTERS; REQUIRED REGULATORY APPROVALS:

     The subsection entitled "10. Legal Matters; Required Regulatory Approvals" in the section entitled "THE OFFER" in the Offer to Purchase is amended as follows:

     The paragraph captioned "Legal Proceedings" of subsection 10 (which appears as the third full paragraph on page 50 of the Offer to Purchase) is amended and restated in its entirety to read as follows:

          "Legal Proceedings. Following Kennametal's announcement of its proposal to JLK in July 2000, JLK, its directors, a former officer and Kennametal were named as defendants in several putative class action lawsuits in the Court of Common Pleas in Allegheny County, Pennsylvania filed by: Furtherfield Partners, L.P. (civil action No. GD-00-12565); Forrest J. Wagner (civil action No. GD-00-12800) and Jeffrey L. Vanderscoff (civil action No. GD-00-012809). The lawsuits seek an injunction, rescission, damages, costs and attorney fees alleging among other matters fraud, fundamental unfairness and breach of fiduciary duty by the defendants in connection with Kennametal's proposal to acquire the outstanding stock of JLK not owned by Kennametal. On November 3, 2000, the parties to the lawsuits entered into a Memorandum of Understanding with respect to a proposed settlement of the lawsuits. The proposed settlement would provide for complete releases of the defendants as well as among other persons their affiliates and representatives, and would extinguish and enjoin all claims that have been, could have been or could be asserted by or on behalf of any member of the class against the defendants which in any manner relate to the allegations, facts, or other matters raised in the lawsuits or which otherwise relate in any manner to the Merger Agreement, the Offer and the Merger. The Memorandum of Understanding also provides among other matters for the disclosure of certain additional information (which has been set forth in other parts of this Supplement) and for the payment by JLK of up to $340,000 in attorney's fees and expenses to plaintiffs' counsel. The final settlement of the lawsuits, including the amount of attorneys' fees and expenses to be paid, is subject to the execution of a definitive stipulation of settlement, to consummation of the Merger, and to court approval. A copy of the Memorandum of Understanding has been filed as exhibit (a)(12) to Amendment No. 2 to the Tender Offer Statement on Schedule TO and is incorporated herein by reference."

11.  FEES AND EXPENSES:

     The subsection entitled "11. Fees and Expenses" in the section entitled "THE OFFER" in the Offer to Purchase is amended as follows:

     The second paragraph of subsection 11 (which appears as the fifth full paragraph on page 50 of the Offer to Purchase) is amended and restated in its entirety to read as follows:

          "Estimated fees and expenses to be incurred by JLK and Kennametal in connection with the Offer and the Merger are as follows (unless otherwise noted, the following expenses have been, or will be, incurred by JLK):

Special Committee's Financial Advisor's Fee and Expenses....  $1,200,000
Kennametal's Financial Advisor's Fee and Expenses*..........   2,000,000
Special Committee's Legal Fees and Expenses.................     125,000
Kennametal's Legal Fees and Expenses*.......................     500,000
Accounting and Other Professional Fees and Expenses.........      15,000
Printing Costs..............................................     100,000
Depositary and Information Agent Fees and Mailing Costs.....      40,000
SEC Filing Fees.............................................       7,800
Miscellaneous...............................................      10,000
                                                              ----------
     TOTAL..................................................  $3,997,800
                                                              ==========

---------------
* Fees paid by Kennametal. In addition, if the court approves a settlement of the pending litigation, up to $340,000 in legal fees and expenses will be paid by JLK. See "The Offer -- 10. Legal Matters; Required Regulatory Approvals."

     FACSIMILE COPIES OF LETTERS OF TRANSMITTAL, PROPERLY COMPLETED AND DULY EXECUTED, WILL BE ACCEPTED. THE APPROPRIATE LETTER OF TRANSMITTAL, CERTIFICATES FOR SHARES AND ANY OTHER REQUIRED DOCUMENTS SHOULD BE SENT OR DELIVERED BY YOU OR YOUR BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE TO THE DEPOSITARY AT ONE OF ITS ADDRESSES SET FORTH BELOW:

                        THE DEPOSITARY FOR THE OFFER IS:

                     CHASEMELLON SHAREHOLDER SERVICES LOGO

   By First Class Mail:                By Hand:              By Overnight Company:
 Reorganization Department    Reorganization Department    Reorganization Department
      P. O. Box 3301                 120 Broadway             85 Challenger Road
South Hackensack, NJ 07606            13th Floor              Mail Stop -- Reorg
                                  New York, NY 10271         Ridgefield, NJ 07660

                              By Facsimile Transmission:
                                    (201) 296-4293
                                Confirm by Telephone:
                                    (201) 296-4860

     YOU MAY DIRECT QUESTIONS AND REQUESTS FOR ASSISTANCE TO THE INFORMATION AGENT AT ITS TELEPHONE NUMBERS AND ADDRESS SET FORTH BELOW. YOU MAY OBTAIN ADDITIONAL COPIES OF THIS SUPPLEMENT, THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL, THE NOTICE OF GUARANTEED DELIVERY AND OTHER TENDER OFFER MATERIALS FROM THE INFORMATION AGENT AS SET FORTH BELOW AND THEY WILL BE FURNISHED PROMPTLY AT OUR EXPENSE. YOU MAY ALSO CONTACT YOUR BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE FOR ASSISTANCE CONCERNING THE OFFER.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                     CHASEMELLON SHAREHOLDER SERVICES LOGO

                                 44 Wall Street
                               New York, NY 10005

                        Banks and Brokers Call Collect:
                                 (917) 320-6285
                           All Others Call Toll Free:
                                 (888) 634-6468